SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

VIVO Holding Company

(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VOCÊ EM PRIMEIRO LUGAR VIVO PARTICIPAÇÕES S.A.

FIRST QUARTER 2006 CONSOLIDATED RESULTS

May 04, 2006 – VIVO Participações S.A. (VIVO) announces today its consolidated results for the first quarter 2006 (1Q06). The Company´s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law.

HIGHLIGHTS

VIVO3 (ON) VIVO4 (PN) VIV (ADR)
  The customer base increased by 11.8% over 1Q05, recording 30,138 thousand customers in a highly competitive environment.
  Focus on the high value market segments with exchange and upgrade of handsets, points program, stimulation to replace TDMA for CDMA, availability of Globalmoto dual-mode terminal, in addition to management of high and medium end customer base.
  Customer retention, with emphasis on segmented offers designed to meet each customer’s profile.
  Post-paid customer base grew 8.5% over 1Q05.
  Outgoing revenue recorded 8.0% growth in 1Q06 in relation to the same period of the previous year.
  SAC recorded 11.3% reduction in relation to 1Q05, despite the strong competition and campaigns designed to reach different market segments.
  Handsets mix. Today, Vivo provides a competitive range of modern handsets in all segments of the Brazilian market, with emphasis on the EV-DO: Third Generation cellular telephone service pursuant to the International Telecommunications Union (UIT), offering 7 models of handsets and more than 10 options of Internet access cards and PDAs.
  Operating costs recorded 19.7% reduction in the quarter, decreasing to R$ 1,876.6 million. In relation to 1Q05 the 17.3% growth was basically due to the increase of retention costs, acquisition and plant maintenance.
  EBITDA of R$ 717.1 million, which represents 10.3% increase in relation to 4Q05 and a drop of 26.7% when compared to 1Q05. EBITDA margin in 1Q06 was 27.6%; 5.8 percentile points up in relation to the previous quarter and 10.3 percentile points down when compared to the same period of the previous year.
  Provision for bad debt of R$ 161.0 million recorded a reduction of 38.3% in relation to the previous quarter when was R$ 260.8 million.
  Quality and coverage improvement program increased the transmission network and successfully expanded digital coverage with 1xRTT and EV-DO technology, digitalizing 100% of the municipalities served.
  VIVO is leader in fulfillment of quality standards established by ANATEL, having met 95.6% of the targets.
  The corporate restructuring was successfully completed on March 30 and the shares of VIVO Participações S.A. started being traded at BOVESPA and NYSE on March 31, 2006.

Basis for the presentation of results

The figures for 1Q05 and 4Q05 were prepared on a combined basis for purposes of comparison with 1Q06.

Some information disclosed for 4Q05 and 1Q05 were re-classified, as applicable. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	1 Q 06	4 Q 05	Δ%	1 Q 05	Δ%
Total number of customers (thousand)	30,138	29,805	1.1%	26,958	11.8%
Contract	5,761	5,744	0.3%	5,308	8.5%
Prepaid	24,377	24,061	1.3%	21,650	12.6%
Market Share (*)	43.5%	44.4%	-0.9 p.p.	49.4%	-5.9 p.p.
Net additions (thousand)	333	965	-65.5%	416	-20.0%
Contract	17	94	-81.9%	122	-86.1%
Prepaid	316	871	-63.7%	294	7.5%
Market Share of net additions (*)	16.0%	22.2%	-6.2 p.p.	17.8%	-1.8 p.p.
Market penetration (*)	50.9%	49.6%	1.3 p.p.	40.7%	10.2 p.p.
SAC (R$)	125	135	-7.4%	141	-11.3%
Monthly Churn	1.8%	1.9%	-0.1 p.p.	1.7%	0.1 p.p.
ARPU (in R$/month)	25.4	29.0	-12.4%	28.8	-11.8%
Contract	74.7	85.5	-12.6%	77.1	-3.1%
Prepaid	12.9	14.4	-10.4%	15.9	-18.9%
Total MOU (minutes)	68	74	-8.1%	82	-17.1%
Contract	199	211	-5.7%	199	0.0%
Prepaid	35	40	-12.5%	51	-31.4%
Employees	6,069	6,084	-0.2%	6,204	-2.2%
(*) source: Anatel

                                 Operating Highlights

Customer Base Growth
  Continued market leadership as a result of the increase in the customer base by 11.8% over 1Q05, recording 30,138 thousand customers, with growth of 8.5% of postpaid customers and increase of 1.1% in relation to the previous quarter, coherently with the customer loyalty and retention policy, focused on highest value market segments. It must be highlighted that corporate customers grew 13.1% and 2% in the customer mix over 1Q05 and 4Q05, respectively.
  The market share of net additions in 1Q06 of 16.0% and of 17.8% in 1Q05 is relatively constant, taking into account the competition in the first quarter of the year. The net adds was affected by the strongest  competitive environment in the first quarter even stronger than in the Christmas campaign. In relation to the total market share in its coverage area, VIVO has recorded a reduction at decreasing rates since the first quarter 2005, evidencing flattening of the curve.

SAC reduction due to lower cost of new client acquisition
  SAC reduction by 11.3% over 1Q05 is due to lower expenses with subsidies to capture clients, more specifically in the prepaid segment, and to advertisement expenses, which are partially offset by increased expenses with payment of commissions referred to the maintenance of the client base. It must be reminded that the 19.2% appreciation of Brazilian real in 1Q06 over 1Q05 also contributed to such reduction. When compared to 4Q05, the 7.4% reduction was due to prepaid SAC reduction (-4.8%), partially offset by increased expenses with commissions and advertising. The retention costs are consequence of maintenance of the competitive pressure.
  The blended ARPU in the amount of R$ 25.4 recorded 11.8% reduction over 1Q05, mainly reflecting the prepaid ARPU reduction.
  The postpaid MOU remained stable in relation to 1Q05, being supported by the increase in the outgoing MOU, which fully offset the drop in the incoming MOU. The blended MOU decreased by 8.1% in 1Q06 over 4Q05, due to period seasonality.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
R$ million	1 Q 06	4 Q 05	Δ%	1 Q 05	Δ%
Subscription and Usage	1,205.7	1,373.2	-12.2%	1,129.8	6.7%
Network usage	930.0	1,018.1	-8.7%	1,053.2	-11.7%
Other services	142.8	140.4	1.7%	126.2	13.2%
Net service revenues	2,278.5	2,531.7	-10.0%	2,309.2	-1.3%
Net handset revenues	315.3	455.5	-30.8%	268.1	17.6%
Net Revenues	2,593.8	2,987.2	-13.2%	2,577.3	0.6%

Outgoing revenue increase of 8% Data revenue increase

Operating Revenue

The total net revenue grew 0.6% in relation to 1Q05, recording R$ 2,593.8 million in the quarter. Such result is caused, partially, by the increase in the outgoing inbound, by the increase of the customer base and a higher use of data services. This growth, even considering the efforts and affects of the adequacy plans such as VIVO Ideal compensates and offsets the reduction in the inbound traffic revenue. In the comparison between 1Q06 and 4Q05, the reduction of 13.2% is due to the period seasonality.

It must be highlighted that “subscription and usage revenue” recorded a 6.7% increase over 1Q05, due to the increase in the postpaid outgoing revenue by 12% and in the total outgoing revenue, by 8%. In the service revenue, this increase was partially offset by a reduction in the inbound traffic, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the effect of the  partial Bill & Keep.

Data revenue was up 20.8% in the comparison between 1Q06 and 1Q05, representing 7.1% of the net service revenues in 1Q06 (5.8% in 1Q05). This consistent increase is due to the company’s efforts related to development of products and services using its technology and its communication and information to users. It’s reflects on a widespread access and use of the tools, in addition to the increase in the customer base, with growth potential. The SMS accounted for 58.5% of data revenues in 1Q06. The WAP revenue increased by 66.2% in a year-to-year comparison. The average number of SMS messages sent per month in the quarter was some 110 million.

OPERATING COSTS - VIVO
	According to Corporate Law
R$ million	1 Q 06	4 Q 05	Δ%	1 Q 05	Δ%
Personnel	(155.7)	(164.8)	-5.5%	(152.7)	2.0%
Cost of services rendered	(434.0)	(444.5)	-2.4%	(376.2)	15.4%
Leased lines	(59.4)	(56.8)	4.6%	(80.5)	-26.2%
Interconnection	(39.9)	(53.7)	-25.7%	(59.7)	-33.2%
Rent/Insurance/Condominium fees	(49.9)	(46.4)	7.5%	(40.5)	23.2%
Fistel and other taxes and contributions	(136.1)	(123.9)	9.8%	(121.3)	12.2%
Third-party services	(93.5)	(90.1)	3.8%	(72.0)	29.9%
Others	(55.2)	(73.6)	-25.0%	(2.2)	n.a.
Cost of goods sold	(432.6)	(626.2)	-30.9%	(411.9)	5.0%
Selling expenses	(728.1)	(951.3)	-23.5%	(563.7)	29.2%
Provision for bad debt	(161.0)	(260.8)	-38.3%	(88.4)	82.1%
Third-party services	(516.6)	(605.0)	-14.6%	(436.8)	18.3%
Others	(50.5)	(85.5)	-40.9%	(38.5)	31.2%
General & administrative expenses	(129.0)	(180.6)	-28.6%	(121.6)	6.1%
Other operating revenues (expenses)	2.7	30.3	-91.1%	26.5	-89.8%
Total costs before depreciation / amortization	(1,876.7)	(2,337.1)	-19.7%	(1,599.6)	17.3%
Depreciation and amortization	(591.6)	(590.5)	0.2%	(531.4)	11.3%
Total operating costs	(2,468.3)	(2,927.6)	-15.7%	(2,131.0)	15.8%

                                   Operating Costs:        Retention
                                                                        Acquisition
                                                                        Other Commercial Expenses
                                                                        Plant maintenance

Costs in line with the business activity in the period

In the comparison between 1Q06 and 1Q05, the 2.0% increase is mainly due to the November 2005 bargaining agreement, attenuated by the adequacy of the headcount as a result of rationalization of the organizational structures and processes standardization, which occurred throughout year 2005.

The 5.5% reduction in personnel cost in the quarter is due to the fact that in 4Q05 the result was strongly impacted by the salary adjustment arising out of the Collective Bargaining, which impacted also on the provisions for vacation pay, thirteenth wage and PPR, in addition to the month adjustment. No effects of such adjustments on the provisions were recorded in 1Q06, which justifies the drop in personnel cost.

The increase of 15.4% in the cost of services rendered in 1Q06, when compared to 1Q05, is due to the increase in Fistel and other fees and contributions as a result of increase in the customer base, increase in third-party services because of the increase in the switching platform maintenance, and expenses with public utilities, partially offset by lower interconnection costs as a result of the fixed-mobile traffic migration, with the variation recorded in the connection means being due to the substitution by our network of third-party transmission means. The variation recorded in 1Q06 over 4Q05 is a reflex of the period seasonality.

The cost of goods sold increased by 5.0% over 1Q05 due to the increase in new clients and exchanges and higher mix of handsets, offset by reduced costs as a result of negotiations with suppliers. The 30.9% drop in relation to 4Q05 is due to reduction in the number of activated handsets in the period.

Focus on loyalty programs

The company has continued to place priority on customer loyalty programs for the medium and high end, which reflected on the Churn remaining unchanged.

In 1Q06, selling expenses increased by 29.2% in relation to 1Q05, as a result of the increase in expenses with third-party services, especially commissions, post-sale “client care” and increased active telemarketing efforts, related to the increase in the total traffic, as well as the increase in the costs with regular rendering of services, partially offset by a reduction in publicity and advertising expenses. When compared to 4Q05, the 23.6% reduction is due to the decrease in third-party expenses, especially commissions and marketing, because of the reduction in the number of activated handsets.

Reduction in PDD due to operating and control initiatives

The Provision for Bad Debt – PDD recorded the amount of R$ 161.0 million in 1Q06, representing 4.4% of the total gross revenue, a 38.3% reduction in relation to the previous quarter, in which it answered for 6.2% of the total gross revenue, 1.8 percentile points down. Most of this reduction is due to structural and process actions adopted for fighting calls that are not recognized by our customers, made from other operators’ networks, with emphasis to initiatives such as certification of third-party’s analogical and TDMA networks and interception of VIVO customers in roaming. In relation to the 1Q05 there was an increase of 82.1% due to subscription fraud and premature insolvency, which requires vigorous actions resulting from the still aggressive competitive environment.

General and administrative expenses recorded 6.1% increase in relation to 1Q05, due to the increase in expenses with third-party services, especially data processing and consultancy services, partially offset by reduction in expenses related to maintenance and other regular services due to efficiency gains. The 28.6% reduction in relation to the previous quarter is especially caused by the decrease in expenses with consultancy services and other regular services.

Other Operating Revenues / Expenses recorded in the 1Q06 a reduction of 89.8% in the result when compared to the same period of the previous year due to the increase in expenses with tax, fees and contributions, as well as a reduction in the revenue (especially arising out of commercial incentives), except for the increase in the revenue from fines. The reduction of 91.1% between 1Q06 and 4Q05 is due to the drop in the revenue (except fines) and to the increase in expenses with taxes, fees and contributions and others.

                                EBITDA

EBITDA Margin of 27.6%

The EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 717.1 million, an increase of 10.3% in relation to 4Q05. The EBITDA Margin was 27.6%, 5.8 percentile points up when compared to the previous quarter.  The variation recorded in the EBITDA in the period reviewed was caused, among other factors, by the reduction in selling costs (PDD and third party), and by the drop in the cost of goods sold. When compared to 1Q05 the EBITDA presented a reduction of 26.7%, down by 10.3 percentile points basically impacted by higher net adds and change of handsets, higher commercial expenses in addition to third parties and PDD expenses.

                                 Depreciation and Amortization

Depreciation and amortization expenses increased by 11.3% in 1Q06 in relation to 1Q05 due to investments effected and the activation of assets due to the conclusion of works, especially related to network expansion and coverage.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
R$ million	1 Q 06	4 Q 05	Δ%	1 Q 05	Δ%
Financial Revenues	385.1	(40.4)	n.a.	120.2	220.4%
Exchange rate variation / Monetary variation	259.7	(133.8)	n.a.	22.0	n.a.
Other financial revenues	125.4	111.3	12.7%	98.8	26.9%
(-) Pis/Cofins taxes on financial revenues	0.0	(17.9)	-100.0%	(0.6)	-100.0%
Financial Expenses	(571.4)	(192.0)	197.6%	(341.9)	67.1%
Exchange rate variation / Monetary variation	(12.7)	(42.7)	-70.3%	(45.8)	-72.3%
Other financial expenses	(162.6)	(191.0)	-14.9%	(161.4)	0.7%
Gains (Losses) with derivatives transactions	(396.1)	41.7	n.a.	(134.7)	194.1%
Net Financial Income	(186.3)	(232.4)	-19.8%	(221.7)	-16.0%

Reduction in financial expenses

VIVO’s net financial expense in 1Q06 decreased by R$ 46.1 million when compared to 4Q05. Such variation was caused, mainly, by the assessment of Pis/Cofins of R$ 17.9 million on the Interest on Own Capital recorded in 4Q05 and by the reduction in the CDI in 1Q06, which is assessed on the average debt (4.31% in 4Q05 and 4.04% in 1Q06). In addition, there was a non-recurrent revenue arising out of a lawsuit, for which a favorable judgment was rendered to Vivo, for increase in the Pis/Cofins tax calculation basis in TCO and in GT, recording an adjusted revenue of the Selic rate calculated on the court deposits of such lawsuits and related tax credits.

In the comparison of the accumulated total for 1Q06 over 1Q05, VIVO reduced its net financial expense by R$ 35.4 million. In addition to the above mentioned non-recurrent effect, there was a reduction of spreads obtained upon renewals of financial transactions in addition to the reduction in interest rates in the period (4.18% in 1Q05 and 4.04% in 1Q06) that compensated for the increase of the net debt registered in the period.

In consequence of the application of the VIVO’ss hedge policy, for protection against foreign exchange volatility, the company has provided coverage of 100% of the debt exposure, in such a manner that the final cost of the foreign exchange debt (R$ 3,363.6 million) together with the derivative (swap) is now referenced in Reais (CDI: 4.04% in 1Q06). The result of the foreign exchange debt and derivative is evidenced, mainly, in the sum of losses with derivatives of R$ 396.1 million and gains with foreign exchange variation of R$ 247 million.

Net Result	The losses recorded in 1Q06 and 4Q05 were R$ 179.3 million and R$ 263.3 million, respectively. In the 1Q05 net income of R$ 42.1 million was recorded.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen
Financial institutions	1,857.7	243.1	41.9	2,836.1	485.6
Fixcel – TCO’s Acquisition	18.2	-	-	-	-
Total	1,875.9	243.1	41.9	2,836.1	485.6
Exchange rate used		1.938911	0.042119	2.1724	0.018456
Payment Schedule - Long Term
2007	121.1	65.1	11.8	1,157.9	224.7
as from 2007	1,518.6	68.7	12.3	97.0	11.8
Total	1,639.7	133.8	24.1	1,254.9	236.5

NET DEBT - VIVO
	Mar 31. 06	Dec 31. 05
Short Term	2,193.7	1,734.9
Long Term	3,288.9	3,917.9
Total debt	5,482.6	5,652.8
Cash and cash equivalents	(1,659.9)	(1,873.2)
Derivatives	641.6	376.7
Net Debt	4,464.4	4,156.3

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Short-term debt is fully covered

On March 31, 2006, VIVO’s debts related to loans and financings amounted to R$ 5,482.6 million (R$ 5,652.8 million on December 31, 2005), 61% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by cash and financial investments (R$ 1,659.9 million) and by derivative assets and liabilities (R$ 641.6 million payable) resulting in a net debt of R$ 4,464.4 million, a 7.4% increase in relation to December 2005.

The increase in VIVO’s net debt in 1Q06 in relation to 4Q05 in the amount of R$ 308 million is due, mainly, to the payments of Fistel Inspection and Operation fee (TFF) annually paid in March (Anatel) in the amount of R$ 404.5 million, and of suppliers of handsets referring to deliveries made in the end of 2005 for the Christmas campaign.

Short-term debt represented 40% of the total debt at March 31, 2006 (31% in December 2005), which is covered by cash and by the company’s operating cash flow.

CAPEX - VIVO
R$ million
	1 Q 06	4 Q 05	1 Q 05
Network	92.1	543.3	384.7
Technology / Information System	85.9	216.2	66.6
Other	103.3	118.6	84.0
Total	281.3	878.1	535.3
% Net Revenues	10.8%	29.4%	20.8%

                               Capital Expenditures (CAPEX)

Quality maintenance and coverage expansion

Capital expenditures of R$ 281.3 million in 1Q06 are basically due to the following factors: (i) improvement in the consolidation and rationalization of the information systems, especially billing, customer care, platforms and management systems; (ii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iii) terminals and technology for meeting the corporate segment.

                              Operating Cash Flow

The positive operating cash flow of R$ 435.8 million shows that VIVO has generated funds from its operations.

Corporate Restructuring

In AGE’s (Special Meetings of Shareholders) held on February 22, 2006 of the companies Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”, the “Corporate Restructuring”, approved by the respective Boards of Directors on December 04, 2005, was duly homologated, with the consequent change of TCP’s name to VIVO PARTICIPAÇÕES S.A., whereby TCO was converted into a wholly-owned subsidiary, with its shares being merged into Vivo Participações S.A., and TSD, TLE and CRTPart were merged into VIVO Participações S.A., and extinguished after the completion of the restructuring process. The corporate restructuring was aimed to easily align interests of the shareholders of the different companies, increase liquidity, simplify the organization structure and use synergies. The shares of VIVO Participações S.A. started being traded at BOVESPA and NYSE on March 31, 2006. Full information concerning the restructuring is available from our website www.vivo.com.br/ir .

Ownership structure after the corporate restructuring

PORTUGAL TELECOM SGPS S.A.
T 0.01%
T 100%
TELEFÓNICA MÓVILES S.A.
T 50.00%
T 50.00%
T 49.99%
PT MÓVEIS SGPS S.A.
BRASILCEL, NV
Others Shareholders
ON 89.04%
PN 47.53%
T 62.35%
ON 10.96%
PN 52.47%
T 37.65%
ON = % Common Shares
PN = % Preferred Shares
T = % Total
VIVO PARTICIPAÇÕES S.A.
ON 100% PN n/a T 100%
TELERGIPE CELULAR S.A.
ON 100% PN n/a T 100%
TELEBAHIA CELULAR S.A.
ON 100% PN n/a T 100%
TELERJ CELULAR S.A.
ON 100% PN n/a T 100%
TELEST CELULAR S.A.
ON 100% PN n/a T 100%
CELULAR CRT S.A.
ON 100% PN 100% T 100%
GLOBAL TELECOM S.A.
ON 100% PN 100% T 100%
TELESP CELULAR S.A.
ON 100% PN 100% T 100%
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
ON 100% PN n/a T 100%
TELEGOIÁS CELULAR S.A.
ON 100% PN n/a T 100%
TELEMAT CELULAR S.A.
ON 100% PN n/a T 100%
TELEMS CELULAR S.A.
ON 100% PN n/a T 100%
TELERON CELULAR S.A.
ON 100% PN n/a T 100%
TELEACRE CELULAR S.A.
ON 100% PN 100% T 100%
NORTE BRASIL TELECOM S.A.
ON 100% PN 100% T 100%
TCO IP S.A.

                              Capital Market

Trading of VIVO shares

The period of negotiation of VIVO Group companies ended on March 30, 2006, which corresponded to the corporate restructuring, whereby the shareholders of Telesp Celular Participações (TSPP), Tele Centro Oeste Celular Participações (TCOC), Tele Leste Celular Participações (TLCP), Tele Sudeste Celular Participações (TSEP) and Celular CRT Participações (CRTP) became holders of shares in VIVO Participações S/A (VIVO), pursuant to the following conversion factors:

TCOC - for each share of the same kind, 3.0830 new VIVO shares
TSEP - for each share of the same kind, 3.2879 new VIVO shares
TLCP - for each share of the same kind, 3.8998 new VIVO shares
CRTP - for each share of the same kind, 7.0294 new VIVO shares

VIVO shares started being traded at the Bovespa and the NYSE on March 31, 2006, under VIVO3 symbol for common shares, VIVO4 symbol for preferred shares, and VIV symbol for ADR’s (level 2) and recorded the following respective prices by the end of their first trading day: R$ 12.50, R$ 9.23 and US$ 4.28

          Subsequent Events

Corporate restructuring

The management of Vivo Participações S.A. (“Vivo”), announces that the Board of Directors, in a meeting held on May 2, approved the proposal of corporate restructuring, comprising the merger, into the wholly owned subsidiary of Vivo and provider of personal mobile services (SMP) and multimedia communication services (SMC) named Global Telecom S.A. (“Global Telecom”), of the other current wholly owned subsidiaries of Vivo, which are also operators of SMP, namely Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular S.A. and, also, of the controlling shareholders of this last one, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A.. As it consists of a merger of companies that provide services of SMP and SCM (except for TCP IP S.A.), the Corporate Restructuring is subject to the prior consent of Agência Nacional de Telecomunicações – ANATEL and the merger of the Operators into Global Telecom shall only be carried out after said consent is obtained. Except for the prior consent of ANATEL, the Corporate Restructuring is not subject to any other authorization and it shall be carried out solely by means of the approval by the general shareholders’ meetings of the Global Telecom and of the Operators.  Considering that Global Telecom is currently a wholly owned subsidiary of Vivo and that Vivo is also the sole shareholder of the Operators, the capital increase of the Surviving Entity, resulting from the transfer of the shareholders’ equity of the companies to be merged, no new shares will be issued by the Global Telecom, once its shares have no par value and Vivo shall continue to be the holder of the entirety of the shares of the Surviving Entity. Accordingly, there it is not necessary to calculate the exchange ratio of non-controlling shareholders mentioned in article 264 of Law 6,404/76, as well as there is no need to use any specific criterion to set forth the exchange ratio of shares issued by the companies to be merged for shares issued by the Global Telecom.

Capital increase

Vivo Participações S.A. (“Vivo”), informs that its Board of Directors has approved, in an extraordinary meeting held on May 3, 2006, an increase of its capital stock as a consequence of the corporate restructuring processes involving the company, its controlled and controlling companies and the companies that were merged into it. The amortization of the premium arising out of these corporate restructuring processes resulted, as of December 31, 2005, in an accrued tax benefit of one hundred and ninety-three million, eight hundred and thirty-seven thousand, four hundred and forty-four reais and six cents (R$193,837,444.06), as well as four hundred and thirty-nine thousand, nine hundred and thirty-seven reais and seventy-five cents (R$439,937.75), corresponding to remaining balances of previous fiscal years, amounting to a total of one hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81), convertible into capital, representing a credit to the controlling shareholders, to be used for the increase of the capital stock of the company from R$ 6,153,506,952.73 to R$6,347,784,334.54, upon issuance of 15,705,528 new common shares, with due regard to the preemptive right set forth in article 171 of Law no. 6404/76, provided that the funds arising out of eventual exercises of the preemptive right shall be proportionally credited to the companies that are part of the control block of Vivo and that hold these credits convertible into capital

Full information concerning the restructuring is available from our website www.vivo.com.br/ir .

                                    Quality and coverage improvement program

100% digital service and CDMA coverage

Since the first quarter 2005, VIVO has significantly expanded its coverage, with 18% increase in the number of municipalities served. Additionally, it now provides digital services to 100% of the municipalities served, as well as an increase of 50% in the number of municipalities covered by 1xRTT. EV-DO technologies is also provided.

Concurrently with the coverage growth, in this same period, VIVO increased its own transmission network, besides other improvements obtained as a result of the technological evolution, the Network Operation Centers, located in Brasília and São Paulo, which monitor the Network elements, promptly detecting eventual abnormalities, thus ensuring quick corrective actions.

ANATEL
  VIVO is leader in the national rank of operating companies in terms of the quality standards established by ANATEL, having achieved 95.6% of them. In network quality VIVO is also leader in the standard numbers: 2,3,5,6,7 and 12.

Main Prizes, Awards and Events
  Vivo is the most valuable brand in the telecommunications industry, pursuant to the Brazilian ranking awarded by Brand Finance consultancy firm, an English company engaged in brand management evaluation and consultancy.
  Vivo was awarded the “Companies which mostly respect consumer” prize, offered by Revista Consumidor Moderno, published by Editora Padrão Editorial.
  Opened on 03/28, Vivo’s first concept store, at Morumbi Shopping, in São Paulo, is a benchmark in its evolution towards a new standard of purchase point. From a esthetic to a strategic viewpoint, besides a more modern design, the concept store offers several new products aiming at providing more comfort, interaction and easiness to the customer. With a wide entrance, services display and interactive communication, the new project is focused on customer relationship, offering differentiated brand experience and customer assistance.
  Vivo sponsors Brasil 1 boat, a participant of the Volvo Ocean Race regata de volta ao mundo, with 8-month duration. The arrival to Rio de Janeiro, on March 10, represented the conclusion of the fourth stage of the Regata Volta ao Mundo, which started in February, in New Zealand.

Social Responsibility
  The Museu da Língua Portuguesa (Brazilian Language Musem), a project sponsored by Vivo Institute since 2002, was opened in March. The Portuguese Language Station is a pioneering project which provides visitors with surprising audiovisual tools, interactive games and resources that allow them to get acquainted with every aspect of Portuguese language.
  VIVO Institute and ESPN launched the 2006 edition of the Sports Caravan, a project which offers sports as an education tool for children and youngsters living at low IDH (Human Development Rate) municipalities.
  The 3rd VIVO Meeting of Voluntary Leadership was carried out, an event sponsored by VIVO Institute and which counted on the participation of 50 voluntary leaders of all the regions where VIVO operates.
  Vivo Institute and Novo Glicério ONG (Non-Government Entity) opened the new Community Sports Center, in São Paulo. The purpose of this project is to take out of the streets youngsters living at Baixada do Glicério, by means of the practice of sport activities.
  Vivo Institute sponsored the building of the Brinquedoteca (Toys Center) of Pará State Mercy Hospital.

Services Area
  VIVO through its wholly-owned subsidiaries, Telesp Celular S/A, Global Telecom S/A, Telerj Celular S/A, Telest Celular S/A, Telebahia Celular S/A, Telergipe Celular S/A, Celular CRT S/A, and the Tele Centro Oeste Celular Participações S/A provides mobile telephone services in the states of: São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins and in the Federal District. Digital coverage services are provided in 100% of the municipalities served, of which more than 1,770 have 1xRTT technology coverage, of which 18 are provided with EV-DO service, recording an increase of 11 municipalities in just three months.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Mar 31. 06	Dec 31. 05

Current Assets	7,151.4	7,320.1
Cash and banks	216.7	134.1
Temporary cash investments	1,443.2	1,739.1
Net accounts receivable	2,581.5	2,774.5
Inventory	461.1	362.3
Prepayment to Suppliers	22.1	23.6
Deferred and recoverable taxes	1,419.9	1,511.3
Derivatives transactions	264.5	301.2
Prepaid Expenses	520.9	281.1
Other current assets	221.5	192.9

Long Term Assets	1,914.4	2,014.3
Derivatives transactions	0.0	5.5
Deferred and recoverable taxes	1,794.0	1,879.6
Prepaid Expenses	44.4	39.2
Other long term assets	76.0	90.0

Permanent Assets	9,750.0	10,060.6
Investment	1,463.1	1,550.9
Plant, property and equipment	8,118.1	8,329.4
Deferred assets	168.8	180.3

Total Assets	18,815.8	19,395.0

LIABILITIES

Current Liabilities	6,254.0	5,991.4
Suppliers and Consignment	2,145.9	2,463.8
Personnel, tax and benefits	128.1	149.9
Taxes, fees and contributions	513.6	612.4
Interest on own capital	105.2	120.8
Loans and financing	2,193.7	1,734.9
Contingencies provision	204.9	216.1
Derivatives transactions	623.7	339.7
Other current liabilities	338.9	353.8

Long Term Liabilities	4,145.6	4,809.3
Loans and financing	3,288.9	3,917.9
Contingencies provision	314.9	294.4
Impostos, taxas e contribuições	175.1	169.6
Derivatives transactions	282.5	343.7
Other long term liabilities	84.2	83.7

Shareholder's Equity	8,415.8	8,593.9
Funds for capitalization	0.4	0.4
Total Liabilities	18,815.8	19,395.0

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
R$ million	1 Q 06	4 Q 05	Δ%	1 Q 05	Δ%
Gross Revenues	3,633.8	4,229.8	-14.1%	3,550.1	2.4%
Gross service revenues	3,033.6	3,367.0	-9.9%	3,011.6	0.7%
Deductions – Taxes and others	(755.1)	(835.3)	-9.6%	(702.4)	7.5%
Gross handset revenues	600.2	862.8	-30.4%	538.5	11.5%
Deductions – Taxes and others	(284.9)	(407.3)	-30.1%	(270.4)	5.4%

Net Revenues	2,593.8	2,987.2	-13.2%	2,577.3	0.6%
Net service revenues	2,278.5	2,531.7	-10.0%	2,309.2	-1.3%
Subscription and Usage	1,205.7	1,373.2	-12.2%	1,129.8	6.7%
Network usage	930.0	1,018.1	-8.7%	1,053.2	-11.7%
Other services	142.8	140.4	1.7%	126.2	13.2%
Net handset revenues	315.3	455.5	-30.8%	268.1	17.6%

Operating Costs	(1,876.7)	(2,337.1)	-19.7%	(1,599.6)	17.3%
Personnel	(155.7)	(164.8)	-5.5%	(152.7)	2.0%
Cost of services rendered	(434.0)	(444.5)	-2.4%	(376.2)	15.4%
Leased lines	(59.4)	(56.8)	4.6%	(80.5)	-26.2%
Interconnection	(39.9)	(53.7)	-25.7%	(59.7)	-33.2%
Rent/Insurance/Condominium fees	(49.9)	(46.4)	7.5%	(40.5)	23.2%
Fistel and other taxes and contributions	(136.1)	(123.9)	9.8%	(121.3)	12.2%
Third-party services	(93.5)	(90.1)	3.8%	(72.0)	29.9%
Others	(55.2)	(73.6)	-25.0%	(2.2)	n.a.
Cost of handsets	(432.6)	(626.2)	-30.9%	(411.9)	5.0%
Selling expenses	(728.1)	(951.3)	-23.5%	(563.7)	29.2%
Provision for bad debt	(161.0)	(260.8)	-38.3%	(88.4)	82.1%
Third-party services	(516.6)	(605.0)	-14.6%	(436.8)	18.3%
Others	(50.5)	(85.5)	-40.9%	(38.5)	31.2%
General & administrative expenses	(129.0)	(180.6)	-28.6%	(121.6)	6.1%
Other operating revenue (expenses)	2.7	30.3	-91.1%	26.5	-89.8%

EBITDA	717.1	650.1	10.3%	977.7	-26.7%
Margin %	27.6%	21.8%	5.8 p.p.	37.9%	-10.3 p.p.

Depreciation and Amortization	(591.6)	(590.5)	0.2%	(531.4)	11.3%

EBIT	125.5	59.6	110.6%	446.3	-71.9%

Net Financial Income	(186.3)	(232.4)	-19.8%	(221.7)	-16.0%
Financial Revenues	385.1	(40.4)	n.a.	120.2	220.4%
Exchange rate variation / Monetary variation	259.7	(133.8)	n.a.	22.0	n.a.
Other financial revenues	125.4	111.3	12.7%	98.8	26.9%
(-) Pis/Cofins taxes on financial revenues	0.0	(17.9)	-100.0%	(0.6)	-100.0%
Financial Expenses	(571.4)	(192.0)	197.6%	(341.9)	67.1%
Exchange rate variation / Monetary variation	(12.7)	(42.7)	-70.3%	(45.8)	-72.3%
Other financial expenses	(162.6)	(191.0)	-14.9%	(161.4)	0.7%
Gains (Losses) with derivatives transactions	(396.1)	41.7	n.a.	(134.7)	194.1%
Non-operating revenue/expenses	(4.3)	(107.3)	-96.0%	1.2	n.a.
Taxes	(106.2)	16.8	n.a.	(183.7)	-42.2%
Minority Interest	(8.0)	0.0	n.a.	0.0	n.a.

Net Income	(179.3)	(263.3)	-31.9%	42.1	n.a.

CONFERENCE CALL – 1Q06 (in English)

Webcast: http://www.vivo.com.br/ir

Date: May 04, 2006 (Thursday)
Time: 5:00 p.m. (São Paulo time) and 4:00 p.m. (New York time)
Telephone Number: (+1 973) 935-2968
Conference Call Code: VIVO or 7333216
The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 7333216 or in our website.

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 Email: ri@vivo.com.br Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.